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                                                                    EXHIBIT 99.1


                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                     FOR THE THREE & SIX MONTH PERIODS ENDED

                                  JUNE 30, 2002



                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451

                                    CONTACT:
                                  TRUDY CHIMKO
              MANAGER, HUMAN RESOURCES AND CORPORATE COMMUNICATIONS
                               PHONE: 781-672-0138
                            FAX NUMBER: 781-672-0142
                             TOLL FREE: 888-801-6665

                                 www.altarex.com

                                info@altarex.com


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                                 A L T A R E X


                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

             FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2002

           ALL DOLLARS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE STATED

SECOND QUARTER HIGHLIGHTS

At June 30, 2002, the Company's cash, cash equivalents and short-term investments totaled $2.7 million as compared to $9.1 million at December 31, 2001. In the second quarter, the Company signed its exclusive licensing agreement with United Therapeutics Corporation. As part of that agreement, United Therapeutics purchased 4.9 million common shares of the Company for a purchase price of approximately $3.9 million and a convertible debenture in the principal amount of $78,730 (US$50,000) which has subsequently been converted into 100,000 common shares. The Company also issued to United Therapeutics a warrant and a right to purchase a second convertible debenture. As announced on August 15, 2002, United has exercised its rights under the warrant and purchased
3.25 million common shares and the convertible debenture in the principal amount of $1.39 million (US$875,000), of which approximately $702,000 (US$441,960) has since converted into 883,380 common shares, for an aggregate proceeds to AltaRex of approximately $3.9 million.

As of the effective date of the License Agreement (April 17, 2002), United Therapeutics assumed responsibility for all expenses associated with the development and commercialization of OvaRex(R) and all four other oncology products for its licensed territories, as well as the personnel costs associated with about one-half of AltaRex employees who as of mid-May became employees of Unither Pharmaceuticals, a subsidiary of United Therapeutics. With these changes, and other resignations including Dr. Antoine Noujaim as Chairman and Chief Scientific Officer of AltaRex, the Company expects that its research and development costs and supporting general and administrative expenses will be significantly decreased for the remainder of 2002 and thereafter.

The OvaRex(R) Investigational New Drug Applications (INDs) for clinical studies in North America has been transferred to United Therapeutics. It is expected that United Therapeutics will seek input from regulatory authorities regarding the design of a confirmatory phase III clinical study (for OvaRex(R)), with the intention of initiating patient treatment in such a trial during the first quarter of next year.

We are collaborating with United Therapeutics in the development and commercialization of OvaRex(R) MAb in United's territories, but are also focused on establishing corporate alliances for the European Union countries, where AltaRex retains all rights to its cancer antibody portfolio, although profit-sharing joint ventures have already been established with regional market leaders in Southern Europe. Notably, the still unlicensed territories of the world represent almost one-half of the target patient population for OvaRex(R) MAb.

AltaRex expects to extend its technology to new areas in and outside of the cancer field as resources allow. For example, the Company has ongoing research and development activities with Epigen, Inc. The

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                                 A L T A R E X


Company will also explore collaborations outside of cancer by joining with others to create the necessary capability to support a meaningful effort.


We believe that our progress has increased hope for the future of ovarian cancer patients, while validating our research and development foundation from which to build Company and shareholder value.


Richard E. Bagley
President and Chief Executive Officer


This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances, such as the alliance in Northern Europe that the Company is seeking, on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company and/or its collaborators will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

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                                 A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 3 to the Unaudited Consolidated Financial Statements. All dollars are in Canadian dollars unless otherwise stated.

OVERVIEW

         The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable.

         The Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of June 30, 2002, the Company has incurred cumulative losses of $101.9 million. This includes a loss of $6.2 million for the six months ended June 30, 2002. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999.

         On April 17, 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a subsidiary of United Therapeutics Corporation ("United Therapeutics"), for the development of OvaRex(R) MAb and four other monoclonal antibodies. For the remainder of this document Unither and United Therapeutics will be referred to as "United". Under the terms of this License Agreement, United received exclusive rights for development and commercialization of the licensed products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. The Company and United have agreed to work closely together during the 240 day period commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the licensed technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the licensed technology. During the Initial Assessment Period and thereafter so long as the license is not terminated, United will fund all reasonable and direct ongoing development costs incurred by either the Company or United in accordance with the License Agreement with respect to developing the licensed technology, according to an approved budget. If United does not provide written notice to the Company of its decision to develop products utilizing or incorporating the licensed technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the License Agreement upon 15 days' advance written notice to United, unless United issues such notice of intention to the Company within that 15-day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, United Therapeutics may terminate the license.

         If United elects to proceed with such a development program, United Therapeutics has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. United Therapeutics has agreed to use commercially reasonable efforts following completion of the Initial Assessment Period and, assuming that neither party
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                                 A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

OVERVIEW (CONTINUED)

terminates the License Agreement at that time, to develop, market and commercialize such products utilizing the licensed technology as United determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. Pursuant to the agreement, in May 2002 a number of employees of the Company became employees of United. As a result of this transaction, the Company expects that its research and development costs and supporting general and administrative expenses will decrease significantly in the balance of 2002.

RESULTS OF OPERATIONS

         FINANCIAL HIGHLIGHTS

         The Company recorded a net loss for the quarter ended June 30, 2002 of $529,000, or $(0.01) per share, compared to a net loss of $7.5 million, or $(0.28) per share, for the same period in 2001. The net loss for the six months ended June 30, 2002 was $6.2 million, or $(0.17) per share, compared to a net loss of $13.8 million, or $(0.54) per share, for the same period in 2001. The decreased net loss for each of the 2002 periods reflected the assumption by United of the funding of all reasonable and direct ongoing development costs incurred for development of OvaRex(R) and the other products covered by the License Agreement. The loss for the three and six months periods ended June 30, 2002 include the reimbursement of $2.37 million by United of costs incurred prior to the effective date of April 17, 2002 associated with the research and development and clinical and regulatory expenses as related to the licensed technology.

         REVENUES

         Revenues for the three months ended June 30, 2002, consisted of interest income and totaled $2,510, a decrease of $138,728 from the $141,238 recorded in the same period in 2001. Revenues for the six months ended June 30, 2002, consisted of interest income totaled $27,545, a decrease of $299,062 from the $326,607 recorded in the same period in 2001. The decrease is due primarily to lower levels of invested funds in both periods during 2002.

         EXPENSES

         Research and development expenses, net of the $2.2 million reimbursement, for the three months ended June 30, 2002 totaled $(1.6) million, a decrease of $4.6 million from the $3.0 million recorded in the same period in 2001. For the six months ended June 30, 2002, research and development expenses, net of reimbursement, totaled $0.3 million, a decrease of $4.9 million from the $5.2 million recorded in the same period in 2001. This decrease in research and development expenses reflects the impact of the funding of costs for the development of licensed products by United after April 17, 2002 as well as the $2.37 million reimbursement from United for certain research and development costs incurred prior to the effective date of the License Agreement of April 17, 2002.

         Clinical and regulatory expenses, net of the $0.17 million reimbursement, for the three months ended June 30, 2002 totaled $0.4 million, a decrease of $2.3 million from the $2.7 million recorded in the same period in 2001. For the six months ended June 30, 2002, clinical and regulatory costs, net of the reimbursement totaled $2.5 million, a decrease of $3.0 million from $5.5 million in the same period in 2001. This decrease reflects the impact of the funding of costs for the development of the licensed products prior to the effective date of April 17, 2002.

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                                 A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

General and administrative expenses for the three months ended June 30, 2002 totaled $1.7 million, a decrease of $0.2 million from the $1.9 million recorded in the same period in 2001. This decrease is primarily related to lower professional fees related to the Company's intellectual property portfolio and other corporate matters. For the six months ended June 30, 2002, general and administrative costs totaled $3.3 million, a decrease of $0.1 million from $3.4 million in the same period in 2001.

         As a result of the License Agreement with United, the Company anticipates that research and development expenses and supporting general and administrative expenses will decrease significantly for the balance of 2002. The actual levels of research and development and general and administrative expenditures will depend on many factors, including primarily the cash resources available to the Company as well as the progress and results of discovery research and preclinical studies, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, and the extent to which the Company enters into affiliations with corporate partners for ongoing research and development activities. Going forward, the Company will focus on establishing corporate alliances for the European Union counties and securing additional cash resources, and the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs until such times as it secures additional cash resources. See "Liquidity and Capital Resources".

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 2002, the Company's cash, cash equivalents and short-term investments totaled $2.7 million as compared to $9.1 million at December 31, 2001. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $103.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

         The Company's net cash used in operating activities amounted to $10.5 million for the six months ended June 30, 2002, resulting primarily from its net operating losses and from its efforts to reduce accounts payables and accrued liabilities.

         Concurrent with the delivery and execution of the License Agreement, the Company and United entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United purchased 4.9 million common shares of the Company at a price of US$0.50 per share for total proceeds to the Company of approximately $3.9 million (US$2.45 million). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was subsequently converted into 100,000 common shares of the Company at a price of US$0.50 per share.

 The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1.39 million (US$875,000) of which US$441,690 of the principal amount of the Second Debenture automatically converted into 883,380 common shares of the Company upon issuance of the Second Debenture. On August 15, 2002, United exercised the Warrant and the right

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                                 A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

to purchase the Second Debenture for total proceeds to the Company of approximately $3.9 million.

         The following table presents selected balance sheet items of the Company as of June 30, 2002 on an "as reported" and a "pro forma" basis reflecting the impact of the United exercise of the Warrant and the right to purchase the Second Debenture.

                                      AS OF JUNE 30, 2002
------------------------------------------------------------
                                    AS REPORTED   PRO FORMA
------------------------------------------------------------
Cash and cash equivalents           $2,672,363    $6,572,363
Working capital                        527,111     4,427,111
Total assets                         4,692,102     8,592,102
Total shareholder's equity           1,231,151     5,131,151
------------------------------------------------------------

         With United's exercise of the Warrant and purchase of the Second Debenture, the Company believes, based on its current operating plan, that its available cash, cash equivalents and short-term investments and interest earned thereon should be sufficient to finance its operations and capital needs into the second quarter of 2003.

         The Company's funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, whether or not United determines to proceed with the development of OvaRex(R) MAb, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

         The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

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                           CONSOLIDATED BALANCE SHEETS

                          (A DEVELOPMENT STAGE COMPANY)


----------------------------------------------------------------------------------------------
(IN CANADIAN DOLLARS)                                      JUNE 30, 2002     DECEMBER 31, 2001
ASSETS                                                      (UNAUDITED)

Current assets:
     Cash and cash equivalents                             $   2,672,363       $   8,211,313
     Short-term investments                                           --             856,051
     Accounts and other receivables                              272,949              91,474
     Prepaid expenses and other assets                         1,042,750             761,678
----------------------------------------------------------------------------------------------
                                                               3,988,062           9,920,516
Deposits and other assets                                        235,671             235,671
Capital assets                                                   468,369             634,870
----------------------------------------------------------------------------------------------
                                                           $   4,692,102       $  10,791,057
----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities              $   3,382,221       $   7,383,751
     Convertible debenture                                        78,730                  --
----------------------------------------------------------------------------------------------
                                                               3,460,951           7,383,751

Shareholders' equity:
     Share capital                                           103,135,141          99,143,441
     Accumulated deficit during the development stage       (101,903,990)        (95,736,135)
----------------------------------------------------------------------------------------------
Total shareholders' equity                                     1,231,151           3,407,306
----------------------------------------------------------------------------------------------
                                                           $   4,692,102       $  10,791,057
----------------------------------------------------------------------------------------------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

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                                 A L T A R E X


                         CONSOLIDATED STATEMENTS OF LOSS

                          (A DEVELOPMENT STAGE COMPANY)

------------------------------------------------------------------------------------------------------------------
                                                     FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                                              JUNE 30,                        JUNE 30,
(In Canadian dollars, except share amounts)              2002            2001            2002              2001
------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)      (unaudited)    (unaudited)      (unaudited)
REVENUES
   Interest income                                         $2,510         $141,238        $27,545         $326,607
------------------------------------------------------------------------------------------------------------------
           Total revenues                                   2,510          141,238         27,545          326,607
------------------------------------------------------------------------------------------------------------------

EXPENSES
  Research & development, net of reimbursement in
  2002                                                 (1,588,424)       3,019,194        347,717        5,221,909
  Clinical & regulatory, net of reimbursement in
  2002                                                    437,980        2,653,703      2,527,595        5,520,440
   General & administrative                             1,682,412        1,938,259      3,320,088        3,391,906
------------------------------------------------------------------------------------------------------------------
           Total expenses                                 531,968        7,611,156      6,195,400       14,134,255
------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                 ($529,458)     ($7,469,918)   ($6,167,855)    ($13,807,648)
==================================================================================================================

Net loss per common share                                  ($0.01)          ($0.28)        ($0.17)          ($0.54)

Weighted average number of common shares               40,823,056       26,434,411     36,751,956       25,364,234
------------------------------------------------------------------------------------------------------------------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

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                                 A L T A R E X


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                          (A DEVELOPMENT STAGE COMPANY)

------------------------------------------------------------------------------------------------------
                                                                         ACCUMULATED
                                                                          DEFICIT
                                                                         DURING THE           TOTAL
(In Canadian dollars, except share              COMMON SHARES            DEVELOPMENT      SHAREHOLDERS'
amounts)                                    SHARES        AMOUNT            STAGE            EQUITY
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                36,663,556    $99,143,441      ($95,736,135)      $3,407,306
------------------------------------------------------------------------------------------------------
Issuance costs from special units
 (unaudited)                                                (11,927)               --        (11,927)
Exercise of warrants (unaudited)             100,000        200,000                --          200,000
Issuance of shares in private placement    4,900,000      3,803,627                --        3,803,627
 (unaudited)
Net loss (unaudited)                              --             --        (6,167,855)     (6,167,855)
------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2002 (UNAUDITED)        41,663,556   $103,135,141     ($101,903,990)      $1,231,151
------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                                              ACCUMULATED
                                                                                DEFICIT
                                                                               DURING THE          TOTAL
(In Canadian dollars, except              COMMON SHARES         SPECIAL       DEVELOPMENT       SHAREHOLDERS'
share amounts)                        SHARES       AMOUNT       WARRANTS          STAGE             EQUITY
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000          22,032,200   $72,894,559   $        --     ($61,933,769)     $10,960,790
-------------------------------------------------------------------------------------------------------------
Issuance of common shares in
 public offering (unaudited)         4,402,211     7,232,087            --               --        7,232,087
Issuance of special warrants                              --     7,958,651               --        7,958,651
Net loss (unaudited)                        --            --                    (13,807,648)     (13,807,648)
-------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2001
 (UNAUDITED)                        26,434,411   $80,126,646    $7,958,651     ($75,741,417)     $12,343,880
-------------------------------------------------------------------------------------------------------------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.
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                                 A L T A R E X


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (A DEVELOPMENT STAGE COMPANY)

-------------------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                             JUNE 30,                            JUNE 30,
                                                     2002             2001              2002               2001
                                                 (UNAUDITED)       (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES
Net loss                                        $   (529,458)      $(7,469,918)      $(6,167,855)     $(13,807,648)
Adjustments to reconcile net loss to net cash
used in operating activities:
    Depreciation and amortization                     95,334           106,205           167,311           184,907
    Net changes in non-cash working capital
    balances                                     (3,092,425)           452,669        (4,464,077)        1,543,879
-------------------------------------------------------------------------------------------------------------------
                                                 (3,526,549)       (6,911,044)       (10,464,621)      (12,078,862)
-------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Purchase of capital assets                                --         (130,558)              (810)         (216,162)
Maturities and purchases of short-term
investments                                               --             2,672           856,051          (161,057)
-------------------------------------------------------------------------------------------------------------------
                                                          --          (127,886)          855,241          (377,219)
-------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issuance of common shares, net                     3,803,627              (391)        3,803,627         7,232,087
Issuance costs from special units                         --                --          (11,927)                --
Issuance of convertible debt                          78,730                --            78,730                --
Issuance of special warrants, net                         --         7,958,651                --         7,958,651
Exercise of warrants                                      --                --           200,000                --
-------------------------------------------------------------------------------------------------------------------
                                                   3,882,357         7,958,260         4,070,430        15,190,738
-------------------------------------------------------------------------------------------------------------------

NET INCREASE(DECREASE) IN CASH AND CASH              355,808           919,330        (5,538,950)        2,734,657
EQUIVALENTS

Cash and Cash Equivalents, Beginning of period     2,316,555        11,480,514         8,211,313         9,665,187
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD          $2,672,363       $12,399,844        $2,672,363       $12,399,844
-------------------------------------------------------------------------------------------------------------------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.
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                                 A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     DESCRIPTION OF BUSINESS

         AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

     GOING CONCERN MATTERS

         The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2002 and the year ended December 31, 2001, the Company incurred losses of $6,167,855 and $33,802,366, respectively. As further discussed in Note 4, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which is convertible into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,390,000 (US$875,000). In August 2002, United exercised the Warrant and the right to purchase the Second Debenture for total proceeds of approximately $3.9 million. The Company believes, based on its current operating plan, that its available cash, cash equivalents and short-term investments and interest earned thereon, including proceeds from the United purchase of common shares of the Company and the First Debenture, the exercise of the Warrant and the purchase of the Second Debenture should be sufficient to finance its operations and capital needs into the second quarter of 2003.

         The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements as of June 30, 2002 and for the three and six months ended June 30, 2002 and 2001 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

         The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which conform in all material respects to those established in the United States, except as disclosed in Note 3. The preparation of financial statements in accordance with

                                     [LOGO]
                                 A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

NET LOSS PER SHARE

         The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.

         Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 16,849,704 and 4,598,287 common shares as of June 30, 2002 and 2001, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

         On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

         Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

         For any stock options and warrants issued prior to January 1, 2002, for U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25.

         The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate

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                                 A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances. For instruments issued after January 1, 2002, the Company applies the recommendation of Handbook Section 3870 (see Note 2). For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

         As of December 31, 2001, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $10,000 which would have been fully amortized as of June 30, 2002.

         Additionally, during 2001 and 2000 the Company issued 274,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $520,600 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

(b) Reverse take-over costs

         For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

         For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

         The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

------------------------------------------------------------------------------------------------------
                                                 THREE MONTHS ENDED            SIX MONTHS ENDED
                                                      JUNE 30,                     JUNE 30,
                                                 2002           2001         2002             2001
------------------------------------------------------------------------------------------------------
Net loss per Canadian GAAP                     $529,458     $7,469,918    $6,167,855      $13,807,647
Adjustments for stock-based compensation         10,000        117,000        10,000          246,000
------------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                         $539,458     $7,586,918    $6,177,855      $14,053,647
Basic and diluted net loss per share,  US        $(0.01)        $(0.29)       $(0.17)          $(0.55)
GAAP

Basic and diluted  weighted-average number   40,823,056     26,434,411    36,751,956       25,364,234
of common shares
------------------------------------------------------------------------------------------------------

                                     [LOGO]
                                 A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

The following summarizes balance sheet items with material variations under U.S. GAAP.

-----------------------------------------------------------------
                                JUNE 30, 2002   DECEMBER 31, 2001
-----------------------------------------------------------------
Share capital                   $100,566,141       $96,584,441

Accumulated deficit             $104,472,990       $98,295,135
-----------------------------------------------------------------

4. LICENSING AGREEMENT

         On April 17, 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a subsidiary of United, for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. The Company and United Therapeutics have agreed to work closely together during the 240 day period commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the licensed technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the licensed technology. During the Initial Assessment Period and thereafter so long as the license is not terminated, United Therapeutics will fund all reasonable and direct ongoing development costs incurred by either the Company or United Therapeutics in accordance with the License Agreement with respect to developing the licensed technology, according to an approved budget. In the three month period ended June 30, 2002, United reimbursed the Company, in accordance with the License Agreement, for certain costs related to the licensed technology, which have been reflected as a reduction to research and development and clinical and regulatory expenses. These costs reimbursed by United were expenses by the company in 2001. If United Therapeutics does not provide written notice to the Company of its decision to develop products utilizing or incorporating the licensed technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the License Agreement upon 15 days' advance written notice to United Therapeutics, unless United Therapeutics issues such notice of intention to the Company within that 15-day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, United Therapeutics may terminate the license. If United Therapeutics elects to proceed with such a development program, United Therapeutics has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. United Therapeutics has agreed to use commercially reasonable efforts following completion of the Initial Assessment Period and, assuming that neither party terminates the License Agreement at that time, to develop, market and commercialize such products utilizing the licensed technology as United Therapeutics determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals.

                                     [LOGO]
                                 A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

4. LICENSING AGREEMENT (CONTINUED)

         Concurrently with the delivery and execution of the License Agreement, the Company and United entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United purchased 4.9 million common shares of the Company at a price of US$0.50 per share for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000) which is convertible into 100,000 common shares of the Company at a price of US$0.50 per share on August 21, 2002. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. In addition, pursuant to the Subscription Agreement, the Company granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,390,000 (US$875,000). United exercised the Warrant and purchased the Second Debenture on August 15, 2002 (see Note 6) for total proceeds to the Company of approximately $3.9 million. Upon issuance of the Second Debenture, US$441,960 of the principal amount of the Second Debenture automatically converted into 883,380 common shares of the Company.

         After the exercise of the Warrant and purchase and conversion of the Second Debenture, the Company understands that United owns approximately 19.9% of the current outstanding common shares of the Company. United also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

5. LEGAL PROCEEDINGS

         On April 26, 2002, ICN Pharmaceuticals, Inc. brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.

6. SUBSEQUENT EVENT

         On August 15, 2002, United exercised its warrant to purchase 3.25 million common shares of the Company at a price of US$0.50 per share for net proceeds of approximately $2.5 million (US$1.625 million). Further, pursuant to the Subscription Agreement, United also purchased the right to a convertible debenture in the principal amount of approximately $1,363,000 (US$875,000) of which approximately $689,000 (US$441,960) of the principal amount of the Second Debenture automatically converted into 883,380 common shares of the Company on August 20, 2002. The Company also issued 100,000 common shares to United upon the automatic conversion of the initial debenture in the principal amount of $78,730 (US$50,000) on August 21, 2002. After giving effect to the issuance of the common shares to be issued upon the exercise of the warrant and upon conversion of the debentures described above, the Company understands that United will hold approximately 19.9% of the outstanding common shares of the Company.

                                     [LOGO]
                                 A L T A R E X


         The following table presents selected balance sheet items of the Company as of June 30, 2002 on an "as reported" and a "pro forma" basis reflecting the impact of the United exercise of the Warrant and the purchase of the Second Debenture.

-------------------------------------------------------------------
                                            AS OF JUNE 30, 2002
-------------------------------------------------------------------
                                         AS REPORTED      PRO FORMA
-------------------------------------------------------------------
Cash and cash equivalents                $2,672,363      $6,572,363
Working capital                             527,111       4,427,111
Total assets                              4,692,102       8,592,102
Total shareholder's equity                1,231,151       5,131,151
-------------------------------------------------------------------



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